UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.

(AMENDMENT NO. 11)

BRIGHAM EXPLORATION COMPANY

(Name of Subject Company (Issuer))

FARGO ACQUISITION INC.

a wholly owned subsidiary of

STATOIL ASA

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

109178 10 3

(CUSIP Number of Class of Securities)

Torgrim Reitan Chief Financial Officer Statoil ASA Forusbeen 50, N-4035 Stavanger, Norway Telephone No.: 011-47-5199-0000 Fax No.: 011-47-5199-0050

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Jeffery Floyd Vinson & Elkins L.L.P. First City Tower 1001 Fannin Street, Suite 2500 Houston, TX 77002 (713) 758-2222 (713) 758-2346 (fax)	Christopher G. Schmitt Vinson & Elkins L.L.P. 2801 Via Fortuna, Suite 100 Austin, TX 78746 (512) 542-8400 (512) 542-8612 (fax)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 4,442,601,588	$ 509,122

*	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) an amount equal to $36.50, the per share tender offer price, multiplied by the sum of 117,314,532, the number of shares of common stock issued and outstanding (including 657,928 shares of restricted stock), plus (b) an amount equal to 4,400,580, the number of shares of common stock that were reserved for issuance pursuant to stock option plans, multiplied by $36.50. No shares of common stock were held by the issuer in its treasury. The foregoing share figures have been provided by the issuer to the offerors and are as of October 14, 2011, the most recent practicable date.
**	The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #3 for fiscal year 2012, issued September 29, 2011 by the Securities and Exchange Commission, equals $114.60 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$509,122	Filing Party:	Statoil ASA
Form or Registration No.:	Schedule TO-T	Date Filed:	October 28, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 11 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) originally filed with the Securities and Exchange Commission on October 28, 2011 by Statoil ASA, a public limited liability company organized under the laws of Norway (“Statoil”), amended on November 1, 2011, November 7, 2011, November 10, 2011, November 15, 2011, November 16, 2011, November 22, 2011, November 23, 2011, November 30, 2011, November 30, 2011, and December 1, 2011 (as amended, the “Schedule TO”). The Schedule TO relates to the offer by Fargo Acquisition Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Statoil (“Purchaser”), to purchase all of the shares of common stock, par value $0.01 per share (“Shares”), of Brigham Exploration Company, a Delaware corporation (“Brigham”), that are issued and outstanding at a price of $36.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 28, 2011 (the “Offer to Purchase”). A copy of the Offer to Purchase is filed with the Schedule TO as Exhibit (a)(1)(A), and a copy of the related letter of transmittal is filed with the Schedule TO as Exhibit (a)(1)(B). Capitalized terms used and not otherwise defined in this Amendment have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase. This Amendment is being filed on behalf of Statoil.

Items 5 and 6.

The information set forth in the section of the Offer to Purchase entitled “The Merger Agreement; Other Agreements” and “Purpose of the Offer; Plans for Brigham” is hereby amended and supplemented by adding the following at the end thereof:

“Subscription Agreement

On December 5, 2011, pursuant to a Subscription Agreement (the “Subscription Agreement”) by and between Brigham and Purchaser, Brigham offered and sold to Purchaser, and Purchaser purchased from Brigham, 6,249,857 shares of newly issued common stock, par value $0.01 per share, of Brigham for an aggregate purchase price of $228,119,791.66. In accordance with the terms of the Indenture, dated as of September 27, 2010, by and among Brigham, Brigham, Inc., Brigham Oil & Gas, L.P. and Wells Fargo Bank, N.A. governing Brigham’s 8.750% Senior Notes due 2018 (the “2018 Notes”) and the Indenture, dated as of May 19, 2011, by and among the Brigham, Brigham, Inc., Brigham Oil & Gas, L.P. and Wells Fargo Bank, N.A. governing Brigham’s 6 7/8% Senior Notes due 2019 (the “2019 Notes”), Brigham has used the proceeds from the sale of such shares to redeem 35% of the outstanding principal amount of the 2018 Notes and 35% of the outstanding principal amount of the 2019 Notes, in each case plus accrued and unpaid interest thereon.

The foregoing description of the Subscription Agreement is qualified in its entirety by reference to the Subscription Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO.”

The information set forth in the section of the Offer to Purchase entitled “Purpose of the Offer; Plans for Brigham” is hereby amended and supplemented by adding the following at the end thereof:

“On December 5, 2011, pursuant to the terms of the Merger Agreement, upon the payment for Shares tendered into the Offer, Statoil became entitled to designate a number of individuals, rounded up to the next whole number, to the Brigham Board that is equal to the percentage of the total outstanding Shares held by Statoil, Purchaser and their affiliates. Effective as of December 5, 2011, in accordance with the Merger Agreement and Brigham’s charter documents, the Brigham Board increased the size of the Brigham Board from seven members to nine members and the following directors resigned from the Brigham Board: Ben M. “Bud” Brigham, David T. Brigham, Harold D. Carter and Hobart A. Smith. Following the effectiveness of the increase in the size of the Board and the resignations of such directors and in accordance with the terms of the Merger Agreement and Brigham’s charter documents, the Brigham Board filled the vacancies created by such newly created directorships and resignations, respectively, by appointing the following designees of Statoil to serve as directors of Brigham: Jason Nye, Heidi Wolden, Kathy Kanocz, Andrew Byron Winkle, Paul Owen and Irene Rummelhoff.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(d)(12)	Subscription Agreement dated December 5, 2011 by and between Brigham Exploration Company and Fargo Acquisition Inc.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Fargo Acquisition Inc.

By:	/s/ IRENE RUMMELHOFF
	Name:	Irene Rummelhoff
	Title:	President

Statoil ASA

By:	/s/ IRENE RUMMELHOFF
	Name:	Irene Rummelhoff
	Title:	Attorney-in-Fact

Dated: December 6, 2011

EXHIBIT INDEX

Exhibit No.	Description

(d)(12)	Subscription Agreement dated December 5, 2011 by and between Brigham Exploration Company and Fargo Acquisition Inc.